Exhibit 99.1

Form 45-106F1 Report of Exempt Distribution

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT

Item 1 – Report Type

X	New report

	Amended report	If amended, provide filing date of report that is being amended.	(YYYY-MM-DD)

Item 2 – Party Certifying the Report
Indicate the party certifying the report (select only one). For guidance regarding whether an issuer is an investment fund, refer to section 1.1 of National Instrument 81-106 Investment Fund Continuous Disclosure and the companion policy to NI 81-106.
Investment fund issuer

X	Issuer (other than an investment fund)

Underwriter

Item 3 – Issuer Name and Other Identifiers
Provide the following information about the issuer, or if the issuer is an investment fund, about the fund.

Full legal name	Almaden Minerals Ltd.

Previous full legal name
If the issuer’s name changed in the last 12 months, provide most recent previous legal name.

Website	www.almadenminerals.com	(if applicable)

If the issuer has a legal entity identifier, provide below. Refer to Part B of the Instructions for the definition of “legal entity identifier”.
Legal entity identifier

Item 4 – Underwriter Information
If an underwriter is completing the report, provide the underwriter’s full legal name and firm National Registration Database (NRD) number.

Full legal name

Firm NRD number		(if applicable)

If the underwriter does not have a firm NRD number, provide the head office contact information of the underwriter.
Street address

Municipality	Province/State

Country	Postal code/Zip code

Telephone number	Website	(if applicable)

1

Item 5 – Issuer Information
If the issuer is an investment fund, do not complete Item 5. Proceed to Item 6.
a) Primary industry
Provide the issuer’s North American Industry Classification Standard (NAICS) code (6 digits only) that corresponds to the issuer’s primary business activity. For more information on finding the NAICS industry code go to Statistics Canada's NAICS industry search tool.
NAICS industry code	2	1	2	2	2	1

If the issuer is in the mining industry, indicate the stage of operations. This does not apply to issuers that provide services to issuers operating in the mining industry. Select the category that best describes the issuer’s stage of operations.
Exploration	x	Development	Production
Is the issuer’s primary business to invest all or substantially all of its assets in any of the following? If yes, select all that apply.
Mortgages	Real estate	Commercial/business debt	Consumer debt	Private companies

b) Number of employees

Number of employees:	X	0 – 49	50 – 99	100 – 499	500 or more

c) SEDAR profile number
Does the issuer have a SEDAR profile?
No	X	Yes	If yes, provide SEDAR profile number	0	0	0	1	7	4	8	4
If the issuer does not have a SEDAR profile complete Item 5(d) – (h).

d) Head office address

Street address	Province/State

Municipality	Postal code/Zip code

Country	Telephone number

e) Date of formation and financial year-end

Date of formation	Financial year-end
YYYY	MM	DD	MM	DD

f) Reporting issuer status

Is the issuer a reporting issuer in any jurisdiction of Canada?	No	Yes
If yes, select the jurisdictions of Canada in which the issuer is a reporting issuer.

All	AB	BC	MB	NB	NL	NT

NS	NU	ON	PE	QC	SK	YT

g) Public listing status
If the issuer has a CUSIP number, provide below (first 6 digits only)

CUSIP number

If the issuer is publicly listed, provide the names of all exchanges on which its securities are listed. Include only the names of exchanges for which the issuer has applied for and received a listing, which excludes, for example, automated trading systems.
Exchange names

h) Size of issuer’s assets
Select the size of the issuer’s assets for its most recent financial year-end (Canadian $). If the issuer has not existed for a full financial year, provide the size of the issuer’s assets at the distribution end date.
$0 to under $5M	$5M to under $25M	$25M to under $100M

$100M to under $500M	$500M to under $1B	$1B or over

2

Item 6 – Investment Fund Issuer Information
If the issuer is an investment fund, provide the following information.
a) Investment fund manager information

Full legal name

Firm NRD Number				(if applicable)

If the investment fund manager does not have a firm NRD number, provide the head office contact information of the investment fund manager.
Street Address

Municipality				Province/State

Country				Postal code/Zip code

Telephone number			Website (if applicable)

b) Type of investment fund

Type of investment fund that most accurately identifies the issuer (select only one).
Money market		Equity		Fixed income

Balanced		Alternative strategies		Other (describe)

Indicate whether one or both of the following apply to the investment fund.
Invests primarily in other investment fund issuers

Is a UCITs Fund[1]

[1]Undertaking for the Collective Investment of Transferable Securities funds (UCITs Funds) are investment funds regulated by the European Union (EU) directives that allow collective investment schemes to operate throughout the EU on a passport basis on authorization from one member state.
c) Date of formation and financial year-end of the investment fund

Date of formation			Financial year-end
	YYYY	MM	DD			MM	DD

d) Reporting issuer status of the investment fund

Is the investment fund a reporting issuer in any jurisdiction of Canada?				No	Yes
If yes, select the jurisdictions of Canada in which the investment fund is a reporting issuer.

All	AB	BC	MB	NB	NL	NT

NS	NU	ON	PE	QC	SK	YT

e) Public listing status of the investment fund
If the investment fund has a CUSIP number, provide below (first 6 digits only).
CUSIP number
If the investment fund is publicly listed, provide the names of all exchanges on which its securities are listed. Include only the names of exchanges for which the investment fund has applied for and received a listing, which excludes, for example, automated trading systems.
Exchange names

f) Net asset value (NAV) of the investment fund
Select the NAV range of the investment fund as of the date of the most recent NAV calculation (Canadian $).
$0 to under $5M		$5M to under $25M		$25M to under $100M

$100M to under $500M		$500M to under $1B		$1B or over	Date of NAV calculation:
								YYYY	MM	DD

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Item 7 – Information About the Distribution
If an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include in Item 7 and Schedule 1 information about purchasers resident in that jurisdiction of Canada only. Do not include in Item 7 securities issued as payment of commissions or finder’s fees, which should be disclosed in Item 8. The information provided in Item 7 must reconcile with the information provided in Schedule 1 of the report.
a) Currency
Select the currency or currencies in which the distribution was made. All dollar amounts provided in the report must be in Canadian dollars.
X		Canadian dollar				US dollar		Euro	Other (describe)

b) Distribution date(s)
State the distribution start and end dates. If the report is being filed for securities distributed on only one distribution date, provide the distribution date as both the start and end dates. If the report is being filed for securities distributed on a continuous basis, include the start and end dates for the distribution period covered by the report.
			Start date			2018	06	07	End date	2018	06	07
						YYYY	MM	DD		YYYY	MM	DD

c) Detailed purchaser information
Complete Schedule 1 of this form for each purchaser and attach the schedule to the completed report.
d) Types of securities distributed
Provide the following information for all distributions that take place in a jurisdiction of Canada on a per security basis. Refer to Part A of the Instructions for how to indicate the security code. If providing the CUSIP number, indicate the full 9-digit CUSIP number assigned to the security being distributed.
										Canadian $
Security code		CUSIP number (if applicable)				Description of security			Number of securities	Single or lowest price	Highest price	Total amount
U	B	S				units, each unit consisting of one common share and one-half of one non-transferable share purchase warrant			9,415,000	1.00	1.00	$9,415,000

e) Details of rights and convertible/exchangeable securities
If any rights (e.g. warrants, options) were distributed, provide the exercise price and expiry date for each right. If any convertible/exchangeable securities were distributed, provide the conversion ratio and describe any other terms for each convertible/exchangeable security.
Security code			Underlying security code			Exercise price (Canadian $)		Expiry date (YYYY-MM-DD)	Conversion ratio	Describe other terms (if applicable)
						Lowest	Highest
W	N	T	C	M	S	1.35	1.35	2022-06-07	00	To purchase 4,707,500 common shares. Expiry Date is subject to acceleration provisions

f) Summary of the distribution by jurisdiction and exemption

State the total dollar amount of securities distributed and the number of purchasers for each jurisdiction of Canada and foreign jurisdiction where a purchaser resides and for each exemption relied on in Canada for that distribution. However, if an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include distributions to purchasers resident in that jurisdiction of Canada only.

This table requires a separate line item for: (i) each jurisdiction where a purchaser resides, (ii) each exemption relied on in the jurisdiction where a purchaser resides, if a purchaser resides in a jurisdiction of Canada, and (iii) each exemption relied on in Canada, if a purchaser resides in a foreign jurisdiction.

For jurisdictions within Canada, state the province or territory, otherwise state the country.

Province or country						Exemption relied on				Number of purchasers	Total amount (Canadian $)
Alberta						NI 45-106 (s. 2.3)				2	27,000
British Columbia						NI 45-106 (s. 2.3)				17	599,000
Ontario						NI 45-106 (s. 2.3)				9	247,000
Australia						NI 45-106 (s. 2.3)				2	20,000
Barbados						NI 45-106 (s. 2.3)				1	100,000
British Virgin Islands						NI 45-106 (s. 2.3)				3	160,000
Chile						NI 45-106 (s. 2.3)				1	7,500
Germany						NI 45-106 (s. 2.3)				1	23,000
Greece						NI 45-106 (s. 2.3)				1	10,000

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Ireland	NI 45-106 (s. 2.3)	1	15,000
Japan	NI 45-106 (s. 2.3)	1	10,000
Marshall Islands	NI 45-106 (s. 2.3)	1	137,000
Mexico	NI 45-106 (s. 2.3)	3	1,800,000
Netherlands	NI 45-106 (s. 2.3)	1	5,400
New Zealand	NI 45-106 (s. 2.3)	3	170,000
Panama	NI 45-106 (s. 2.3)	1	15,000
Singapore	NI 45-106 (s. 2.3)	1	15,000
South Africa	NI 45-106 (s. 2.3)	1	13,000
Sweden	NI 45-106 (s. 2.3)	1	12,500
Switzerland	NI 45-106 (s. 2.3)	4	1,130,000
United Kingdom	NI 45-106 (s. 2.3)	7	72,784
United States	BCI 72-503	193	4,825,816
Total dollar amount of securities distributed			9,415,000
Total number of unique purchasers[2]		255
2In calculating the total number of unique purchasers to which the issuer distributed securities, count each purchaser only once, regardless of whether the issuer distributed multiple types of securities to, and relied on multiple exemptions for, that purchaser.
g) Net proceeds to the investment fund by jurisdiction
If the issuer is an investment fund, provide the net proceeds to the investment fund for each jurisdiction of Canada and foreign jurisdiction where a purchaser resides.[3] If an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include net proceeds for that jurisdiction of Canada only. For jurisdictions within Canada, state the province or territory, otherwise state the country.
	Province or country	Net proceeds (Canadian $)

	Total net proceeds to the investment fund
[3]“Net proceeds” means the gross proceeds realized in the jurisdiction from the distributions for which the report is being filed, less the gross redemptions that occurred during the distribution period covered by the report.

h) Offering materials - This section applies only in Saskatchewan, Ontario, Québec, New Brunswick and Nova Scotia.

If a distribution has occurred in Saskatchewan, Ontario, Québec, New Brunswick or Nova Scotia, complete the table below by listing the offering materials that are required under the prospectus exemption relied on to be filed with or delivered to the securities regulatory authority or regulator in those jurisdictions.

In Ontario, if the offering materials listed in the table are required to be filed with or delivered to the Ontario Securities Commission (OSC), attach an electronic version of the offering materials that have not been previously filed with or delivered to the OSC.

	Description	Date of document or other material (YYYY-MM-DD)	Previously filed with or delivered to regulator? (Y/N)	Date previously filed or delivered (YYYY-MM-DD)

3.

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Item 8 – Compensation Information
Provide information for each person (as defined in NI 45-106) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. Complete additional copies of this page if more than one person was, or will be, compensated.
Indicate whether any compensation was paid, or will be paid, in connection with the distribution.
	No	x	Yes	If yes, indicate number of persons compensated.				4

a) Name of person compensated and registration status
Indicate whether the person compensated is a registrant.
x	No		Yes
If the person compensated is an individual, provide the name of the individual.
Full legal name of individual
			Family name		First given name			Secondary given names
If the person compensated is not an individual, provide the following information.
Full legal name of non-individual				Sprott Global Resource Investments, Ltd.

Firm NRD number						(if applicable)
Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal.
x	No	Yes

b) Business contact information
If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated.
Street address			1910 Palomar Point Way

Municipality			Carlsbad	Province/State				California

Country			United States	Postal code/Zip code				92008

Email address			gcarter@sprottglobal.com	Telephone number				760-444-5254

c) Relationship to issuer or investment fund manager
Indicate the person’s relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of “connected” in Part B(2) of the Instructions and the meaning of “control” in section 1.4 of NI 45-106 for the purposes of completing this section.
Connected with the issuer or investment fund manager

Insider of the issuer (other than an investment fund)

Director or officer of the investment fund or investment fund manager

Employee of the issuer or investment fund manager

x	None of the above

d) Compensation details
Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer.
Cash commissions paid

Value of all securities distributed as compensation[4]			0	Security codes	Security code 1			Security code 2	Security code 3
					W	N	T

Describe terms of warrants, options or other rights				Finder Warrants entitling the purchase of up to 150,000 common shares at a price of $1.35 per common share until June 7, 2020, subject to acceleration provisions

Other compensation[5]			$300,000	Describe				Cash finders fees

Total compensation paid			$300,000

Check box if the person will or may receive any deferred compensation (describe the terms below)

[4]Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.

5Do not include deferred compensation.

6

Item 8 – Compensation Information
Provide information for each person (as defined in NI 45-106) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. Complete additional copies of this page if more than one person was, or will be, compensated.
Indicate whether any compensation was paid, or will be paid, in connection with the distribution.
	No	x	Yes	If yes, indicate number of persons compensated.								4

a) Name of person compensated and registration status
Indicate whether the person compensated is a registrant.
	No	x	Yes
If the person compensated is an individual, provide the name of the individual.
Full legal name of individual
			Family name					First given name				Secondary given names
If the person compensated is not an individual, provide the following information.
Full legal name of non-individual				Sprott Private Wealth L.P.

Firm NRD number				2	9	0	7	0		(if applicable)
Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal.
x	No	Yes

b) Business contact information
If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated.
Street address

Municipality							Province/State
`
Country							Postal code/Zip code

Email address							Telephone number

c) Relationship to issuer or investment fund manager
Indicate the person’s relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of “connected” in Part B(2) of the Instructions and the meaning of “control” in section 1.4 of NI 45-106 for the purposes of completing this section.
	Connected with the issuer or investment fund manager

	Insider of the issuer (other than an investment fund)

	Director or officer of the investment fund or investment fund manager

	Employee of the issuer or investment fund manager

x	None of the above

d) Compensation details
Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer.
Cash commissions paid

Value of all securities distributed as compensation[4]			0	Security codes					Security code 1			Security code 2	Security code 3
									W	N	T

Describe terms of warrants, options or other rights							Finder Warrants entitling the purchase of up to 15,000 common shares at a price of $1.35 per common share until June 7, 2020, subject to acceleration provisions

Other compensation[5]			$30,000	Describe			Cash finders fees
$
Total compensation paid			$30,000

Check box if the person will or may receive any deferred compensation (describe the terms below)

[4]Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.

5Do not include deferred compensation.

7

Item 8 – Compensation Information
Provide information for each person (as defined in NI 45-106) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. Complete additional copies of this page if more than one person was, or will be, compensated.
Indicate whether any compensation was paid, or will be paid, in connection with the distribution.
	No	x	Yes	If yes, indicate number of persons compensated.							4

a) Name of person compensated and registration status
Indicate whether the person compensated is a registrant.
	No	x	Yes
If the person compensated is an individual, provide the name of the individual.
Full legal name of individual
			Family name					First given name			Secondary given names
If the person compensated is not an individual, provide the following information.
Full legal name of non-individual				Haywood Securities Inc.

Firm NRD number				1	6	3	0		(if applicable)
Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal.
x	No	Yes

b) Business contact information
If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated.
Street address

Municipality							Province/State
`
Country							Postal code/Zip code

Email address							Telephone number

c) Relationship to issuer or investment fund manager
Indicate the person’s relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of “connected” in Part B(2) of the Instructions and the meaning of “control” in section 1.4 of NI 45-106 for the purposes of completing this section.
	Connected with the issuer or investment fund manager

	Insider of the issuer (other than an investment fund)

	Director or officer of the investment fund or investment fund manager

	Employee of the issuer or investment fund manager

x	None of the above

d) Compensation details
Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer.
Cash commissions paid

Value of all securities distributed as compensation[4]			0	Security codes				Security code 1			Security code 2	Security code 3
								W	N	T

Describe terms of warrants, options or other rights							Finder Warrants entitling the purchase of up to 24,450 common shares at a price of $1.35 per common share until June 7, 2020, subject to acceleration provisions

Other compensation[5]			$48,900	Describe			Cash finders fees
$
Total compensation paid			$48,900

Check box if the person will or may receive any deferred compensation (describe the terms below)

[4]Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.

5Do not include deferred compensation.

8

Item 8 – Compensation Information
Provide information for each person (as defined in NI 45-106) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. Complete additional copies of this page if more than one person was, or will be, compensated.
Indicate whether any compensation was paid, or will be paid, in connection with the distribution.
	No	x	Yes	If yes, indicate number of persons compensated.							4

a) Name of person compensated and registration status
Indicate whether the person compensated is a registrant.
	No	x	Yes
If the person compensated is an individual, provide the name of the individual.
Full legal name of individual
			Family name					First given name			Secondary given names
If the person compensated is not an individual, provide the following information.
Full legal name of non-individual				Raymond James Ltd.

Firm NRD number				8	2	4	0		(if applicable)
Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal.
x	No	Yes

b) Business contact information
If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated.
Street address

Municipality							Province/State
`
Country							Postal code/Zip code

Email address							Telephone number

c) Relationship to issuer or investment fund manager
Indicate the person’s relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of “connected” in Part B(2) of the Instructions and the meaning of “control” in section 1.4 of NI 45-106 for the purposes of completing this section.
	Connected with the issuer or investment fund manager

	Insider of the issuer (other than an investment fund)

	Director or officer of the investment fund or investment fund manager

	Employee of the issuer or investment fund manager

x	None of the above

d) Compensation details
Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer.
Cash commissions paid

Value of all securities distributed as compensation[4]			0	Security codes				Security code 1			Security code 2	Security code 3
								W	N	T

Describe terms of warrants, options or other rights							Finder Warrants entitling the purchase of up to 3000 common shares at a price of $1.35 per common share until June 7, 2020, subject to acceleration provisions

Other compensation[5]			$6000	Describe			Cash finders fees
$
Total compensation paid			$6000

Check box if the person will or may receive any deferred compensation (describe the terms below)

[4]Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.

5Do not include deferred compensation.

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Item 9 – Directors, Executive Officers and Promoters of the Issuer
If the issuer is an investment fund, do not complete Item 9. Proceed to Item 10.
Indicate whether the issuer is any of the following (select all that apply).
X				Reporting issuer in any jurisdiction of Canada

Foreign public issuer

Wholly owned subsidiary of a reporting issuer in any jurisdiction of Canada[6]
Provide name of reporting issuer

Wholly owned subsidiary of a foreign public issuer[6]
Provide name of foreign public issuer

Issuer distributing eligible foreign securities only to permitted clients[7]

If the issuer is at least one of the above, do not complete Item 9(a) – (c). Proceed to Item 10.

6An issuer is a wholly owned subsidiary of a reporting issuer or a foreign public issuer if all of the issuer’s outstanding voting securities, other than securities that are required by law to be owned by its directors, are beneficially owned by the reporting issuer or the foreign public issuer, respectively.

[7]Check this box if it applies to the current distribution even if the issuer made previous distributions of other types of securities to non-permitted clients. Refer to the definitions of “eligible foreign security” and “permitted client” in Part B(1) of the Instructions.

If the issuer is none of the above, check this box and complete Item 9(a) – (c).

a) Directors, executive officers and promoters of the issuer
Provide the following information for each director, executive officer and promoter of the issuer. For locations within Canada, state the province or territory, otherwise state the country. For “Relationship to issuer”, “D” – Director, “O” – Executive Officer, “P” – Promoter.
Organization or company name	Family name	First given name	Secondary given names	Business location of non-individual or residential jurisdiction of individual	Relationship to issuer (select all that apply)
				Province or country	D	O	P

b) Promoter information
If the promoter listed above is not an individual, provide the following information for each director and executive officer of the promoter. For locations within Canada, state the province or territory, otherwise state the country. For “Relationship to promoter”, “D” – Director, “O” – Executive Officer.
Organization or company name	Family name	First given name	Secondary given names	Residential jurisdiction of individual	Relationship to promoter (select one or both if applicable)
				Province or country	D	O

c) Residential address of each individual
Complete Schedule 2 of this form providing the full residential address for each individual listed in Item 9(a) and (b) and attach to the completed report. Schedule 2 also requires information to be provided about control persons.

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Item 10 – Certification

Provide the following certification and business contact information of an officer or director of the issuer or underwriter. If the issuer or underwriter is not a company, an individual who performs functions similar to that of a director or officer may certify the report. For example, if the issuer is a trust, the report may be certified by the issuer's trustee. If the issuer is an investment fund, a director or officer of the investment fund manager (or, if the investment fund manager is not a company, an individual who performs similar functions) may certify the report if the director or officer has been authorized to do so by the investment fund.

The certification may not be delegated to an agent or other individual preparing the report on behalf of the issuer or underwriter. If the individual completing and filing the report is different from the individual certifying the report, provide their name and contact details in Item 11.

The signature on the report must be in typed form rather than handwritten form. The report may include an electronic signature provided the name of the signatory is also in typed form.

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT

By completing the information below, I certify to the securities regulatory authority or regulator that:

  I have read and understand this report; and
  all of the information provided in this report is true.

Full legal name	McDonald	Douglas	John
	Family name	First given name	Secondary given names

Title	Vice-President, Corporate Development

Name of issuer/underwriter/ investment fund manager	Almaden Minerals Ltd.

Telephone number	604-629-9425	Email address	dmcdonald@almadenminerals.com

Signature		Date	2018	06	14
			YYYY	MM	DD

Item 11 – Contact Person
Provide the following business contact information for the individual that the securities regulatory authority or regulator may contact with any questions regarding the contents of this report, if different than the individual certifying the report in Item 10.
x	Same as individual certifying the report

Full legal name				Title
	Family name	First given name	Secondary given names

Name of company

Telephone number		Email address

Notice – Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authority or regulator under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or regulator in the local jurisdiction(s) where the report is filed, at the address(es) listed at the end of this form.

The attached Schedules 1 and 2 may contain personal information of individuals and details of the distribution(s). The information in Schedules 1 and 2 will not be placed on the public file of any securities regulatory authority or regulator. However, freedom of information legislation may require the securities regulatory authority or regulator to make this information available if requested.

By signing this report, the issuer/underwriter confirms that each individual listed in Schedule 1 or 2 of the report who is resident in a jurisdiction of Canada:

a)     has been notified by the issuer/underwriter of the delivery to the securities regulatory authority or regulator of the information pertaining to the individual as set out in Schedule 1 or 2, that this information is being collected by the securities regulatory authority or regulator under the authority granted in securities legislation, that this information is being collected for the purposes of the administration and enforcement of the securities legislation of the local jurisdiction, and of the title, business address and business telephone number of the public official in the local jurisdiction, as set out in this form, who can answer questions about the security regulatory authority’s or regulator’s indirect collection of the information, and

b)     has authorized the indirect collection of the information by the securities regulatory authority or regulator.

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